Filed by GSR III Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Terra Innovatum s.r.l.

Commission File No.: 333-287271-01

GSR III Acquisition Corp. and Terra Innovatum Announce MOU for First-of-a-Kind SOLO Deployment Site at Rock City Development’s Industrial Park, with Future Option to Deploy 50 SOLO Reactors On-Site for Commercial Expansion

●	Partnership Agreement Provides Site for First-Of-A-Kind (FOAK) SOLO™ Nuclear Micro Modular Reactor (1 MWe)

●	Agreement Includes Option to Purchase 50 SOLO™ Reactors to Meet Demand for Reliable Behind-the-Meter Energy Supplies (50 MWe)

●	SOLO™ to Deliver Clean, Stable Energy Across Rock City’s Private and Public Sector Clients

AUSTIN, TX and NEW YORK, NY, July 09, 2025 (GLOBE NEWSWIRE) -- GSR III Acquisition Corp. (Nasdaq: GSRT), a publicly traded special purpose acquisition company, and Terra Innovatum Srl (“Terra Innovatum,” or the “Company”), a developer of micro-modular nuclear reactors, announced today that Terra Innovatum signed a Memorandum of Understanding (“MOU”) with Rock City Admiral Parkway Development (“Rock City”), a six-million square-foot industrial park in Illinois, to host the first deployment site for the SOLO™ micro-modular reactor. This strategic agreement grants Terra Innovatum dedicated use of Rock City’s land for the licensing, testing, and construction of the Company’s first-of-a-kind (“FOAK”) SOLO™ reactor. Subject to customary approvals, Terra Innovatum will supply Rock City’s industrial, logistics, food distribution and government clients with clean and reliable power from the FOAK SOLO™ with an option to subsequently deploy 50 reactors on site, delivering up to 50 MWe for commercial use.

In Picture: Rock City Admiral Park Development, a 6 million sq ft underground industrial park near St. Louis, offering secure, energy-efficient space for manufacturing, data centers, and logistics.

“We are thrilled to partner with Rock City on the siting of our first SOLO™ reactor, which sets the critical foundation needed for the development and anticipated commercial operation of our innovative nuclear solution,” said Alessandro Petruzzi, Co-founder & CEO of Terra Innovatum. “Rock City is the perfect location for our first deployment as it showcases the massive real-world application potential of our micro-modular reactors and is in close proximity to a hotbed of nuclear research and talent. SOLO™’s modular design enables it to easily integrate into Rock City’s existing infrastructure, providing clean and reliable energy production at the point of demand without the need to connect to the grid.”

Joe Koppeis, Founder & Board Director of Admiral Parkway commented, “We are excited to partner with Terra Innovatum’s team to bring their innovative energy technology to the world. Once SOLO™ secures regulatory approval, we will be honored to host the FOAK and take the next steps towards wider commercialization.”

Gus Garcia, Co-CEO and Director of GSR III Acquisition Corp. said, “Today’s announcement is an important milestone for the regulatory and commercial advancement of SOLO™. Terra Innovatum’s site selection of Rock City demonstrates the strategic go-to-market design of SOLO™ – a reactor built for commercial scale, not just for research. We are excited to continue supporting the Company in its mission to deliver a truly differentiated and scalable energy solution to the world and are beyond proud to see them take their first steps to commercialization.”

Giordano Morichi, Partner, Chief Business Development Officer & Investor Relations of Terra Innovatum stated: “Rock City will put us at the center of Illinois’s vibrant nuclear ecosystem, which is home to the Argonne National Laboratory, the University of Illinois’ nuclear programs, and a variety of U.S. Department of Energy-funded programs, providing opportunities for collaboration, funding, and talent sourcing. Additionally, the Midwest represents a key market for resilient and distributed power applications– offering significant local offtake potential. This partnership is not only a major step for our FOAK deployment, it tangibly propels the commercialization of our SOLO™ reactors for the need of the community and strategically positions Terra Innovatum for years to come.”

Pending NRC and other necessary approvals, the Company will supply power, with the potential for co-generation, to Rock City facilities under a 15-year term for the FOAK deployment, with the option to extend commercial operations up to 45 years through a core-swap lifecycle model, ensuring long-term energy continuity and infrastructure resilience.

ABOUT GSR III

GSR III Acquisition Corp. (“GSRT”) is a blank check company incorporated in the Cayman Islands with the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more operating businesses. GSRT is led by a highly experienced sponsor team with a strong track record in SPAC transactions, having previously sponsored two SPACs and advised on over 20 successful SPAC completions. The company’s management team includes Co-Chief Executive Officers Mr. Gus Garcia and Mr. Lewis Silberman, President and Chief Financial Officer Mr. Anantha Ramamurti, and Chief Business Development Officer Mr. Yuya Orime.

ABOUT TERRA INNOVATUM & SOLOTM

Terra Innovatum’s mission is to make nuclear power accessible. We deliver simple and safe micro-reactor solutions that are scalable, affordable and deployable anywhere 1 Mwe at a time.

Terra Innovatum is a pioneering force in the energy sector, dedicated to delivering innovative and sustainable power solutions. Terra Innovatum plans to leverage cutting-edge nuclear technology through the SOLO™ Micro-Modular Reactor (SMR™) to provide efficient, safe, and environmentally conscious energy. With a mission to address global energy shortages, Terra Innovatum combines extensive expertise in nuclear industry design, manufacturing, and installation licensing to offer disruptive energy solutions. Committed to propelling technological advancements, Terra Innovatum and SOLO™ are dedicated to fostering prosperity and sustainability for humankind.

It is anticipated that SOLO™ will be available globally within the next three years. Conceptualized in 2018 and engineered over six years by experts in nuclear safety, licensing, innovation, and R&D, SOLO™ addresses pressing global energy demands with a market-ready solution. Built from readily available commercial off-the-shelf components, the proven licensing path for SOLO™ enables rapid deployment and minimizes supply chain risks, ensuring final cost predictability. Designed to adapt with evolving fuel options, SOLO™ supports both LEU+ and HALEU, offering a platform ready to transition to future fuel supplies.

SOLO™ will offer a wide range of versatile applications, providing CO2-free, behind-the-meter, and off-grid power solutions for data centers, mini-grids serving remote towns and villages, and large-scale industrial operations in hard-to-abate sectors like cement production, oil and gas, steel manufacturing, and mining. It also has the ability to supply heat for industrial applications and other specialized processes, including water treatment, desalination and co-generation. Thanks to its modular design, SOLO™ can easily scale to deliver up to 1GW or more of CO2-free power with a minimal footprint, making it an ideal solution for rapidly replacing fossil fuel-based thermal plants. Beyond electricity and heat generation, SOLO™ can also contribute to critical applications in the medical sector by producing radioisotopes essential for oncology research and cancer treatment.

To learn more, visit: www.terrainnovatum.com.

ABOUT ROCK CITY ADMIRAL PARKWAY DEVELOPMENT

Rock City Admiral Parkway Development is a 6 million square foot underground industrial park that features insulated and fireproof wall systems and 25-40 feet high ceilings. The climate-controlled and earthquake, tornado and electromagnetic proofed facilities provides sustainable and energy-efficient space for data centers, storage, and corporate offices.

CONTACTS

Giordano Morichi
Partner, Chief Business Development Officer & Investor Relations
Terra Innovatum Srl
E: g.morichi@terrainnovatum.com
W: www.terrainnovatum.com

Nicholas Hresko-Staab
Vice President
Investor & Media Relations
Alliance Advisors IR
E: TerraIR@allianceadvisors.com

Anantha Ramamurti
President, Chief Financial Officer
GSR III Acquisition Corp
E: anantha@gsrspac.com
P: (949) 468-7434

Joseph Koppeis
President-Founder
Admiral Parkway, Inc.
E: joek@admiralparkway.com

IMPORTANT INFORMATION FOR SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the business combination, a Dutch public limited liability company (“Pubco”), GSR III Acquisition Corp. (“GSRT”) and Terra Innovatum s.r.l. (“Terra Innovatum” and, together with GSR III and Pubco, the “Registrant Parties”) have filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus of Pubco relating to the offer of securities to be issued in connection with the business combination, and a preliminary proxy statement of GSRT to be distributed to holders of GSRT’s ordinary shares in connection with GSRT’s solicitation of proxies for a vote by GSRT’s shareholders with respect to the Business Combination and other matters described in the Registration Statement. The Registrant Parties also plan to file other documents with the SEC regarding the business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of GSRT. INVESTORS OF THE REGISTRANT PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about the Registrant Parties once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by GSRT may be obtained free of charge by written request to GSRT at 5900 Balcones Drive, Suite 100, Austin TX 78731.

PARTICIPANTS IN THE SOLICITATION

Each of the Registrant Parties, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of GSRT is set forth in GSRT’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not purely historical are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on GSRT and the other Registrant Parties. There can be no assurance that future developments affecting GSRT and the other Registrant Parties will be those that we have anticipated. These forward-looking statements speak only as of the date this press release is delivered and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against GSRT, any of the Registrant Parties, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of GSRT or the SEC’s declaration of the effectiveness of the Registration Statement (which will include the proxy statement/prospectus contained therein) to be filed by the Registrant Parties or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability of Pubco to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Terra Innovatum as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination, including the reorganization described in the business combination agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Registrant Parties or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by GSRT shareholders and (12) other risk factors described herein as well as the risk factors and uncertainties described in the Form S-4 and GSRT’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither GSRT nor any of the other Registrant Parties presently know, or that GSRT or the other Registrant Parties currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

None of GSRT, the other Registrant Parties, or any of their respective affiliates, officers, employees or agents, makes any representation or warranty, either express or implied, in relation to the fairness, reasonableness, adequacy, accuracy, completeness or reliability of the information, statements or opinions, whichever their source, contained in this press release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. GSRT, the other Registrant Parties and their respective affiliates, officers, employees and agents further expressly disclaim any and all liability relating to or resulting from the use of this press release and any errors therein or omissions therefrom. Further, the information contained herein is preliminary, is provided for discussion purposes only, is only a summary of key information, is not complete and is subject to change without notice.

In addition, the information contained in this press release is provided as of the date hereof and may change, and neither GSRT nor the other Registrant Parties undertakes any obligation to update or revise any forward- looking statements, whether as a result of new information, inaccuracies, future events or otherwise, except as may be required under applicable securities laws.

The following is a LinkedIn post made by Terra Innovatum s.r.l. on July 9, 2025.

Terra Innovatum - SOLO's Post

Terra Innovatum - SOLO
541 followers
6h

...

Today Terra Innovatum - SOLO announced a significant foundational milestone: We selected the first deployment site for our micro-modular reactor at Rock City's six-million square-foot industrial park in Illinois. Rock City has an option to scale up to 50 units, which would deliver up to 50MW of clean, reliable, and low-cost energy.

This site will host the licensing, testing, and construction of the first-of-a-kind SOLO, and once approved by the U.S. Nuclear Regulatory Commission, will provide 1MWe to Rock City's industrial, logistics, food distribution and government clients.

Rock City is the perfect launching pad for our solutions due to its close proximity to a major metropolitan area, St. Louis, and location within a nuclear-friendly state, Illinois, which is home to an array of nuclear talent and research centers.

We are excited to partner with Rock City's team on this exciting adventure and be a part of Illinois's rich history of nuclear innovation!

Read more here: https://lnkd.in/ex3cbuxW

#TerraInnovatum #SOLOMicroReactor #CleanEnergy #NuclearInnovation #SMR #MMR #EnergyResilience #SOLOreactor

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